News Release
2005 Fourth Quarter and Year End Results

Vancouver, March 23, 2006 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) reports the results from its operations for the fourth quarter and year ended December 31, 2005. Bema remains leveraged to dramatic growth through the development of the Kupol deposit in Russia and potential development of the Cerro Casale project in Chile. All dollar figures are in United States dollars unless otherwise indicated.

Highlights from the year include:

  Record annual revenue
  Record annual gold production
  Restarted Refugio Mine
  Completed a feasibility study for the Kupol Project
  Arranged $400 million Project Loan for Kupol Mine constuction
  Commenced construction on the Kupol Mine
  Increased Resources at Kupol/ Discovered additional veins
  Completed $115 million equity financing
  Reached agreement in principle to buy back Cerro Casale
  Discovered new vein system at Julietta

Gold Revenue

In 2005, Bema’s gold revenue exceeded $100 million for the first time in the Company’s history, increasing by 17% over 2004 to $108 million on sales of 245,103 ounces at an average realized price of $441 per ounce. The Julietta Mine accounted for $36 million from the sale of 84,708 ounces of gold at an average price of $424 per ounce, while $62.5 million was contributed by the Petrex Mines from 141,281 ounces of gold sold at an average price of $442 per ounce. In addition, the Refugio Mine accounted for $9.6 million from the sale of 19,114 ounces at an average price of $501 per ounce in the fourth quarter of 2005. The average gold spot price for the year was $445 per ounce.

Gold revenue in 2004 totaled $92.1 million on sales of 232,925 ounces at an average realized price of $396 per ounce. The Julietta Mine contributed $32.6 million from 86,000 ounces of gold sold at an average price of $380 per ounce, while the Petrex Mines accounted for $59.5 million from the sale of 146,925 ounces of gold sold at an average price of $405 per ounce.

Gold revenue for the fourth quarter 2005 was $37 million on sales of 77,054 ounces at an average realized price of $481 per ounce resulting in cash flow from operations of $5.1 million before changes to non-cash working capital. Julietta contributed $10.2 million from the sale of 22,336 ounces at an average price of $457 per ounce, Petrex accounted for $17.2 million from the sale of 35,604 ounces at an average price of $485 per ounce and Refugio added $9.6 million from the sale of 19,114 ounces at an average price of $501 per ounce.

Financial Results

Bema’s loss for the year ended December 31, 2005 was $81 million or $0.20 per share compared to a loss of $79.6 million or $0.22 per share in 2004. The largest contributor to the loss during the year was an unrealized non-hedge derivative loss of $30.2 million resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments. The loss in 2005 also included a write-down of the carrying values of the Company’s Monument Bay property (for details please refer to the ”Monument Bay” section of this news release) and of the net smelter royalty interest in the Lo Increible property in the amount of $9.6 million and $3.1 million, respectively. Furthermore, the Refugio Mine recommencement costs were $9.9 million in 2005, which were expensed prior to the mine reaching commercial production in the fourth quarter of 2005. Excluding the unrealized non-hedge derivative loss of $30.2 million the loss for the year would have been $50.8 million or $0.12 per share.

The loss for the fourth quarter, excluding the unrealized non-hedge derivative loss of $16 million and the $9.6 million write down of the Monument Bay property was $3.3 million or $0.01 per share. Including these items the loss was $28.9 million or $0.06 per share.

Operations

As previously announced, consolidated gold production for the year was 256,668 ounces with an operating cash cost of $327 per ounce(1,2) and total cash cost of $347 per ounce(1,2). The 79% owned Julietta Mine in far eastern Russia, produced 90,133 ounces of gold at an operating cash cost of $208 per ounce(2) and a total cash cost of $257 per ounce(2) and the 100% owned Petrex Mines in South Africa produced 147,126 ounces of gold at a total cash cost of $406 per ounce(3). Operating costs continue to remain high at Petrex primarily as a result of the strength of the South African rand versus the US dollar.

The 50% owned Refugio Mine in Chile reached commercial production in the fourth quarter of 2005 but was still in a ramp up period for most of the quarter. As a result the mine produced fewer ounces with higher operating costs than the life of mine projections (see “Refugio Mine” section for 2006 production projections). Bema’s share of production from Refugio for the fourth quarter of 2005 was 19,409 ounces of gold at an operating cash cost of $286 per ounce and a total cash cost of $313 per ounce.

Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this standard, include operating cash costs, royalties and production taxes.

Liquidity and Capital Resources

The Company ended the year with $76.3 million in cash and working capital of $61.3 million compared to cash of $87.1 million and working capital of $85.6 million at the end of 2004.

In June 2005 Bema signed an agreement with Bayerische Hypo- und Vereinsbank AG ("HVB") to increase the previously announced (April 13, 2005) US$100 million bridge loan facility (the “Facility”) for the development of the Kupol project to US$150 million. This was the second time HVB increased the Facility. The original Facility was US$60 million, announced on July 27, 2004. Bema intends to repay the Facility using a portion of the proceeds from the Kupol project financing.

On October 5, 2005, the Company completed an equity financing with a syndicate of Canadian underwriters whereby the syndicate purchased 50.07 million common shares of the Company at a price of Cdn.$2.85 per share for net proceeds of Cdn.$135.7 million ($115 million). The proceeds from this equity financing are being used to further advance the development of the Kupol property and for general corporate purposes.

On December 6, 2005 Bema announced that it had signed loan agreements for up to $425 million of project debt financing for the construction of the Kupol Mine. The loans consist of a Project Loan for up to $400 million and a Corporate Loan for Chukotka Mining and Geological Company (“CMGC”) of $25 million.

The Project Loan consists of two tranches. The first tranche is for $250 million and is fully underwritten by the Mandated Lead Arrangers, HVB and Société Générale Corporate & Investment Banking ("SG CIB"). The second tranche for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Export Development Canada, Mitsubishi Corporation, Caterpillar Financial SARL and International Finance Corporation (“IFC”). Both tranches of the Project Loan will be administered by HVB, as Documentation and Facility Agent, and SG CIB, as Technical and Insurance Agent.

Drawdown of the Project Loan and the IFC Corporate Loan is expected in April 2006. The material conditions precedent for drawdown are final construction permits for Kupol (expected by the end of March 2006) and equity contributions from Bema and the Government of Chukotka.

HVB has also agreed to provide, at Bema’s option, a $17.5 million cost overrun facility in addition to the Kupol Project Loan. In the event that Bema wishes to drawdown under this facility, the Company will issue to HVB convertible unsecured notes with a seven year term from drawdown. The conversion price of the notes will be a 35% premium to Bema’s average share price in the 20 trading days following the initial drawdown of the Project Loan. For further details please refer to the press release dated December 6, 2005.

Julietta Mine, Russia (Bema 79%)

In 2005, Julietta produced 90,133 ounces of gold at an operating cash cost of $208 per ounce(2) and a total cash cost of $257 per ounce(2) from 164,699 tonnes of ore milled at an average grade of 19.1 grams per tonne (g/t) resulting in cash from operations, before changes in non-cash working capital, of $13.7 million. Julietta had an operating loss of $351,000 in 2005 (2004 – loss of $532,000) which included depreciation expense of $13 million and amortized deferred hedge losses of $1.7 million. The Company incurred $9.3 million of capital expenditures on the Julietta Mine in 2005, of which $6.9 million related to an exploration drill program. The Julietta Mine is debt free.

In the fourth quarter of 2005, 39,054 tonnes of ore were milled at Julietta at an average grade of 20.36 g/t producing 22,715 ounces of gold, at an operating cash cost of $241 per ounce(2) and a total cash cost of $286 per ounce(2). In the fourth quarter of 2004, Julietta produced a total of 17,743 ounces of gold at an operating cash cost of $266 per ounce(2) and a total cash cost of $327 per ounce(2).

In 2006, the Julietta Mine is projected to produce approximately 88,000 ounces of gold at an operating cash cost of $235 per ounce(2) and a total cash cost of $287 per ounce(2).

In the fourth quarter, Bema announced the discovery of a new epithermal vein system at the Julietta Mine. Drilling in the Engteri region of the Julietta Mine property intersected a high grade gold and silver vein containing values up to 76.1 g/t gold and 34.1 g/t silver over 2.3 metres (hole C-5025).

This new vein system, known as the Evgenia zone, was found while attempting to locate the source of high grade glacially derived boulders in the Engteri area and represents the first major new discovery of high grade mineralization on the Julietta property since mining began in 2001. The gold bearing portion of the Evgenia vein does not come to surface, suggesting the source of the high grade boulders has still not been found.

A 15,000 metre infill diamond drill program is currently underway in order to prepare a resource estimate and test other targets in the region. The new resource estimate is expected by mid-year followed by underground development of this new zone scheduled for late 2006.

Petrex Mines, South Africa (Bema 100%)

In 2005, Petrex produced 147,126 ounces of gold at a total cash cost of $406 per ounce(1) from 2,114,386 tonnes of ore milled at an average grade of 2.33 g/t. The Petrex Mines had an operating loss of $10.9 million in 2005 compared with a loss of $18.3 million in 2004. Adjusting for the rand denominated put option gains of $5.8 million in 2005 and $9.4 million in 2004, the Petrex Mines would have generated operating losses of $5.1 million and $8.9 million, respectively, in 2005 and 2004. The operating costs at Petrex continue to remain high due primarily to the strength of the South African rand which averaged 6.34 to one U.S. dollar in 2005. The Petrex operations consumed cash of $4.1 million, before non-cash working capital, in 2005. Capital expenditures totaled $7 million during the year, of which $5.9 million was primarily for underground mine development and $1.1 million for exploration.

Petrex produced 40,479 ounces of gold during the fourth quarter ended December 31, 2005, at a total cash cost of $405 per ounce from 544,765 tonnes of ore milled at an average grade of 2.30 g/t. Petrex produced 43,758 ounces of gold during the fourth quarter of 2004 at total cash cost of $388 per ounce(4).

Production from the Petrex Mines in 2006 is projected at approximately 169,000 ounces of gold at a total cash cost of $440 per ounce (assuming a South African rand rate of 6.5 rand to 1 US dollar).

Underground mine production was below forecast, primarily due to the reduction in the number of available underground workers in the second quarter of 2005 when Petrex replaced the principal underground mining contractor. The underground operations were approaching full staffing levels by the end of the second quarter. To make up for a shortage of underground ore, production of low grade ore from surface operations was increased to keep the milling rate near 6,000 tonnes per day. The higher percentage of this low grade material processed through the mill resulted in pushing the overall average processed grade well below budget, but improved overall project economics.

The change to a new mining contractor produced positive results with 40,000 ounces of gold produced during the fourth quarter of 2005. During 2005, the process plant continued to perform well as it consistently processed 180,000 tonnes per month during the last half of the year. Plant gold recovery was 92.8% for the year which was slightly better than budget. Bema is continuing to pursue opportunities to improve the economics of the Petrex Mines through joint ventures or consolidations with other mining companies in the East Rand area.

Refugio Mine, Chile (Bema 50%)

Bema’s share of production from Refugio in the fourth quarter of 2005 was 19,409 ounces of gold at an operating cash cost of $286 per ounce and a total cash cost of $313 per ounce from 3,414,908 tonnes of ore milled at an average grade of 0.77 g/t resulting in cash flow from operations, before non-cash working capital, of $3.2 million. Refugio achieved commercial production in the fourth quarter of 2005 but was still in a ramp up period for most of the quarter. As a result the mine produced fewer ounces with higher operating costs than the life of mine projections. Refugio is projected to produce more than 240,000 ounces (Bema’s share is 50%) in 2006 at an operating cash cost of $267 per ounce and a total cash cost of $287 per ounce. Capital expenditures at Refugio in 2005 were $19.1 million mainly for upgrades to the Refugio Mine facilities.

Kupol Deposit, Russia (Bema 75%)

The mobilization of equipment and supplies for the construction of the Kupol Mine and milling facilities is well underway. In 2005 Bema completed a feasibility study and expended approximately $155 million on the Kupol project of which $14.5 million was for a property payment, $8.6 million for capitalized interest expense, bank fees, legal and other Kupol financing related costs and $132.2 million for procurement of materials, transportation and construction of the Kupol mine.

The 2006 development budget at Kupol is $140 million. The construction program will include erecting the mill building and permanent 600 man camp and completing the runway for fixed wing aircraft. In addition open pit mining and underground development work will begin in 2006.

Based on the 2005 Feasibility Study (see press release dated 06/03/05) the Kupol Mine is projected to produce more than 550,000 ounces of gold and 5.8 million ounces silver annually. Using silver as an operating credit the operating cash costs are projected at $47 per ounce(5) and the total cash costs are projected at $88 per ounce(5) over the initial 6.5 year mine life. Construction is ongoing and the mine is currently on schedule to commence production in mid 2008.

In addition, a successful exploration program in 2005 has increased the Indicated resource estimate at Kupol to 7.4 million tonnes with an average grade of 20.2 g/t gold and 244.2 g/t silver containing 4.8 million ounces of gold and 58.3 million ounces of silver. The Inferred resource is now 3.9 million tonnes with average grades of 13.7 g/t gold and 177 g/t silver containing 1.7 million ounces of gold and 22.2 million ounces of silver. The new indicated resources fall within the mine’s current primary development plan and are expected to improve production early in the mine life by displacing lower grade ore. Based on these results, Bema expects to complete an update of the mineable reserve estimate and mine plan for Kupol by May 2006. In May, the Company also plans to commence an exploration program consisting of 20,000 metres of diamond drilling, designed to test other veins, structures and extensions of the main Kupol vein which remains open in all directions.

(1)	Consolidated production costs are adjusted to reflect a cash gain of $23 per ounce gold from the exercise of rand denominated gold put options in 2005.
(2)	Julietta costs are net of silver by-product credit.
(3)	Production costs for the Petrex Mines are adjusted to reflect a cash gain of $40 per ounce from the exercise of rand denominated put options in 2005.
(4)	Production costs for the Petrex Mines are adjusted to reflect a cash gain of $43 per ounce from the exercise of rand denominated gold put options in the fourth quarter of 2004.
(5)	Net of silver credits assuming a $6.00 per ounce spot price for silver

Cerro Casale, Chile (Bema 24%)

During the third quarter of 2005, joint venture partner Placer Dome Inc. (“Placer”) informed Bema that it had concluded that the Cerro Casale project was not financially viable and was not financeable under the terms of the Shareholders’ Agreement between Bema, Placer and Arizona Star Resource Corp. (“Arizona Star”). Bema disagreed with Placer’s determination believing that the project was financeable in today’s metal market environment. As a result Bema and Arizona Star issued to Placer a notice of default under the Shareholders’ Agreement.

Rather than proceed with a potentially lengthy arbitration case, Bema, Arizona Star and Placer reached an agreement in principle whereby Placer would sell its 51% interest in the joint venture to Bema and Arizona Star in return for contingent payments. Prior to the completion of the agreement Barrick Gold Corporation (“Barrick”) launched a takeover bid for all of the outstanding shares of Placer which they have subsequently completed. Bema has requested that Barrick either complete the final documentation of this agreement or propose an alternate business arrangement.

Bema and Arizona Star have commissioned technical trade off studies to update the Cerro Casale project. This update should be available by the end of April 2006. Bema intends to pursue joint venture opportunities to advance Cerro Casale to production.

Monument Bay, Manitoba (Bema 70%)

Subsequent to December 31, 2005, on March 13, 2006, the Company signed a letter of intent to sell its 70% interest in the Monument Bay property in Manitoba to Rolling Rock Resources Corporation (“Rolling Rock”), a TSX Venture Exchange listed company. Pursuant to the terms of the letter of intent, Rolling Rock can acquire the Company’s 70% interest in Monument Bay by issuing a total of 15 million common shares to the Company as follows: 8 million common shares upon closing, 4 million common shares upon completion of a feasibility study and 3 million common shares upon commencement of commercial production. In addition, Rolling Rock will grant a 1.5% net smelter return royalty to the Company. The Company will assign and transfer its 70% interest in Monument Bay to Rolling Rock on closing at which time Bema will be issued the initial 8 million shares of Rolling Rock representing 33.7% of the issued and outstanding common shares. As a result of this transaction, as at December 31, 2005, the carrying value of the Monument Bay property was written down by $9.6 million to its estimated recoverable amount.

While Bema believes that the Monument Bay property has the potential to be developed into an economically viable gold mine, the Company did not believe that the project’s potential annual production profile meets the Company’s criteria.

2005 Reserve and Resource Calculation

Please refer to the end of this news release for a detailed table outlining Bema’s 2005 Reserve and Resource calculation.

Gold Forward and Option Contracts

The Company intends to deliver into all of the outstanding Julietta forward contracts on the designated maturity dates out to 2006. Please see the table below for details regarding the Company’s gold and silver derivative contracts outstanding at December 31, 2005.

	2006	2007	2008	2009-2012
Gold
Forward contracts (ounces)	58,350	10,050	4,000	158,500
Average price per ounce	$366	$421	$496	$509

Put options purchased
$290 strike price (ounces)	23,790	21,342	38,646	–
$390 to $422 strike price (ounces)	68,000	68,000	38,500	–
$470 to $480 strike price (ounces)	–	–	6,250	274,500

Call options sold (ounces)	60,250	59,000	41,500	224,500
Average price per ounce	$463	$462	$475	$537

Contingent forwards (maximum)
$350 strike price (ounces)	36,000	36,000	33,000	99,000

Silver
Forward contracts (ounces)	250,000	–	–	2,700,000
Average price per ounce	$6.65	–	–	$8.20

Put options purchased (ounces)	600,000	–	–	2,700,000
Average price per ounce	$6.34	–	–	$7.00

Call options sold (ounces)	600,000	–	–	2,700,000
Average price per ounce	$7.65	–	–	$9.50

Outlook

The Company’s current producing assets combined future production from the Kupol project have Bema on track to become a low cost million ounce per year gold producer by mid 2008. In addition, Bema will pursue joint venture opportunities to advance the Cerro Casale project to production and continue to pursue exploration and development opportunities.

All technical results contained in this news release have been validated by a Quality Control program ("QC"), which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the recently released technical reports for the Kupol project on April 4, 2005 and July 5, 2005. This QC program also contains material referenced from the Julietta Mine technical report which was reported March 1, 2002 and prepared by SRK Consulting. For Julietta, the Independent Qualified Person (“QP”) is Bill Crowl of Gustavsons and the Bema QP is Brian Scott. For Kupol, the Bema QP is Tom Garagan. For Petrex, the Independent QP is Bill Crowl of Gustavsons and the Bema QP is Brian Scott. For Refugio, the Independent QP is Wes Hanson of Kinross and the Bema QP is Brian Scott. For Cerro Casale, the Independent QP is Larry Smith of AMEC and Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

Conference Call Details

Bema will host a conference call and webcast to discuss its 2005 fourth quarter and year end results after the North American markets close today at 2:00 pm PST / 5:00 pm EST. You may access the call by dialing the operator at 416-695-9753 or toll free 1-877-888-4605 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275 or North America toll free 1-888-509-0081. The webcast can also be accessed from Bema’s website at www.bema.com.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit www.bema.com or to speak to a representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and Canadian Securities law requirements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding gold production, costs of production, drilling and development programs and financings. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs;risks relating to obtaining mining primits; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2004, which is available on Sedar at www.sedar.com under the Company’s name. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended December 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Fourth Quarter		Twelve Months
	2005	2004	2005	2004
GOLD REVENUE	$37,036	$26,445	$108,017	$92,133

EXPENSES
Operating costs	27,912	25,567	92,590	85,365
Depreciation and depletion	7,729	6,910	22,588	20,231
Refugio re-start of operations	(395)	3,158	9,860	6,354
Accretion of asset retirement obligations	419	369	1,667	1,477
Julietta warehouse fire loss	-	521	267	2,321
Other	167	1,072	660	3,051
	35,832	37,597	127,632	118,799

MINE OPERATING INCOME (LOSS)	1,204	(11,152)	(19,615)	(26,666)

OTHER EXPENSES (INCOME)
General and administrative	1,949	2,003	9,272	8,901
Interest and financing costs	1,631	(255)	5,592	7,251
Stock-based compensation	510	1,185	3,683	4,980
General exploration	599	915	1,434	1,593
Foreign exchange losses	477	2,090	1,291	3,311
Other	(392)	(375)	(337)	(690)
	4,774	5,563	20,935	25,346

LOSS BEFORE TAXES AND OTHER ITEMS	3,570	16,715	40,550	52,012

Unrealized non-hedge derivative losses/ (gains), net	16,049	(660)	30,219	6,087
Realized non-hedge derivative losses/ (gains), net	1,800	(930)	1,575	(16,895)
Investment losses/ (gains)	(3,107)	(1,308)	(3,863)	(1,706)
Equity in losses of associated companies	19	40	89	272
Write-down of mineral properties and net smelter royalty	9,563	3,957	12,662	12,484
Write-off of goodwill	-	27,344	-	27,344

LOSS BEFORE INCOME TAXES	27,894	45,158	81,232	79,598

Current income taxes (recovery)	95	(1,170)	323	(678)
Future income taxes (recovery)/ expense	932	661	(598)	695

LOSS FOR THE PERIOD	$28,921	$44,649	$80,957	$79,615

LOSS PER COMMON SHARE - basic and diluted	$0.064	$0.117	$0.196	$0.218

Weighted average number of common shares
outstanding (in thousands)	450,150	382,888	413,097	364,788

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended December 31
(Unaudited)
(in thousands of United States dollars)

	Fourth Quarter		Twelve Months
	2005	2004	2005	2004

OPERATING ACTIVITIES
Loss for the period	$(28,921)	$(44,649)	$(80,957)	$(79,615)
Non-cash charges (credits)
Depreciation and depletion	7,729	6,910	22,588	20,231
Amortization of deferred financing costs	88	(242)	265	1,809
Accretion of convertible notes	638	(1,245)	1,948	1,345
Accretion of asset retirement obligations	419	370	1,667	1,477
Equity in losses of associated companies	19	40	89	272
Derivative instruments	15,526	(1,971)	31,083	5,195
Investment losses/ (gains)	(3,107)	(1,308)	(3,863)	(1,706)
Write-off of goodwill	-	27,344	-	27,344
Write-down of mineral properties and net smelter royalty	9,563	3,957	12,662	12,484
Stock-based compensation	510	1,185	3,683	4,980
Future income taxes (recovery)/ expense	932	661	(598)	695
Other	1,727	3,488	3,180	2,057
Change in non-cash working capital	(2,954)	(1,208)	(7,652)	(4,935)
	2,169	(6,668)	(15,905)	(8,367)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	116,300	104,863	116,987	115,130
Kupol bridge financing	-	8,000	104,000	46,000
Refugio working capital loans	2,675	-	13,725	-
Financing costs	(4,723)	(273)	(8,565)	(1,950)
Julietta project loan repayments	-	-	(1,500)	(16,750)
Subsidiary shares issued	-	3,046	-	3,046
Capital lease repayments	(847)	(540)	(2,556)	(770)
Convertible loan, net of issue costs	-	(69)	-	66,534
Petrex project loan repayments	-	(11,870)	-	(14,870)
Other	(138)	-	(138)	-
	113,267	103,157	221,953	196,370

INVESTING ACTIVITIES
Kupol development	(41,558)	(26,988)	(155,092)	(59,242)
Kupol exploration	(1,300)	(5,126)	(17,028)	(23,089)	(172,120)
Julietta Mine	44	(948)	(2,455)	(2,432)
Julietta exploration	(1,509)	(1,397)	(6,881)	(6,456)	(9,336)
Petrex Mines	(1,625)	(1,385)	(5,897)	(7,454)
Petrex exploration	(52)	61	(1,154)	(1,415)	(7,051)
Refugio construction	(4,228)	(6,291)	(19,146)	(20,019)	(19,146)
Acquisition, exploration and development	(1,841)	(2,234)	(6,778)	(7,800)	(6,778)
Investment purchases	-	-	(902)	(3,059)	(214,431)
Other	(107)	477	(1,560)	(699)
	(52,176)	(43,831)	(216,893)	(131,665)

Increase (decrease) in cash and cash equivalents	63,260	52,658	(10,845)	56,338

Cash and cash equivalents, beginning of period	13,006	34,453	87,111	30,773

Cash and cash equivalents, end of period	$76,266	$87,111	$76,266	$87,111

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	December 31	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$76,266	$87,111
Accounts receivable	11,507	8,019
Marketable securities, at cost
(Market value - $16.5 million; December 31, 2004 - $13.8 million)	3,553	3,554
Inventories	30,844	16,113
Other	4,604	6,827
	126,774	121,624

Investments	12,946	5,593
Property, plant and equipment	583,736	418,883
Unrealized fair value of non-hedge derivatives assets	2,449	13,761
Deferred derivative losses	4,614	6,718
Future income tax assets	5,100	5,100
Other assets	58,093	21,374
	$793,712	$593,053

LIABILITIES
Current
Accounts payable	$36,515	$32,250
Current portion of long-term debt	28,964	3,730
	65,479	35,980

Unrealized fair value of non-hedge derivatives liabilities	66,966	49,299
Long-term debt	222,429	129,937
Future income tax liabilities	30,007	24,321
Asset retirement obligations	19,710	17,418
Other liabilities	1,129	664
Non-controlling interest	-	2,587
	405,720	260,206

SHAREHOLDERS' EQUITY
Capital stock
Issued - 452,583,503 common shares (December 31, 2004 -
400,498,902)	674,176	557,365
Value assigned to share purchase warrants and stock options	32,919	19,060
Convertible notes and debt	24,281	18,849
Deficit	(343,384)	(262,427)
	387,992	332,847
	$793,712	$593,053

Approved by the Directors

"Clive Johnson" Clive T. Johnson	"Robert J. Gayton" Robert J. Gayton

Estimated Proven and Probable reserves, Measured and Indicated resources, and Inferred resources as of December 31, 2005*
*(Minor differences in totals are due to rounding.)
Reserves stated as Percent Ownership by Project
								Grade			Contained Metal
Project	Mine Type	Grade	Price	Kg Au	%	Classification	Tonnes	Gold g/t	g/t	(%)	Gold (oz)	Silver (oz)	Copper (Lbs)
Kupol[1]	OP	3.5	$400		75%	Proven
	OP	3.5	$400		75%	Probable	1,069,271	20.40	193.0		702,761	6,640,678
	OP	3.5	$400		75%	Total Pv / Pb	1,069,271	20.40	193.0		702,761	6,640,678
	UG	variable	$400		75%	Proven
	UG	variable	$400		75%	Probable	4,245,902	16.00	219.0		2,188,811	29,931,148
	UG	variable	$400		75%	Total Pv / Pb	4,245,902	16.00	219.0		2,188,811	29,931,148
	UG & OP					TOTAL PV & PB	5,315,174	16.90	214.0		2,891,571	36,571,826
Julietta	UG	8.0 [2]	$400		79%	Proven	43,750	23.40	235.0		32,892	330,899
	UG	8.0 [2]	$400		79%	Probable	213,347	18.40	190.0		126,030	1,303,455
	UG	8.0 [2]	$400		79%	Total Pv / Pb	257,098	19.20	198.0		158,922	1,634,354
Petrex [3]	UG	variable		94,380	100%	Proven	2,457,851	3.83			302,886
	UG	variable		94,380	100%	Probable	3,269,741	3.65			384,040
	UG	variable		94,380	100%	Total Pv / Pb	5,727,592	3.73			686,926
Refugio [4]	OP	variable	$400		50%	Proven	58,454,000	0.87			1,643,000
	OP	variable	$400		50%	Probable	20,752,000	0.77			515,000
	OP	variable	$400		50%	Total Pv / Pb	79,206,000	0.85			2,158,000
Cerro Casale [5]	OP		$350		24%	Proven	48,063,840	0.72		0.25	1,112,640		265,081,104
	OP		$350		24%	Probable	200,351,760	0.68		0.26	4,380,240		1,148,155,680
	OP		$350		24%	Total Pv / Pb	248,415,600	0.69		0.26	5,492,880		1,413,236,784
TOTAL						Proven	109,019,441				3,091,418	330,899	265,081,104
TOTAL						Probable	229,902,022				8,296,881	37,875,280	1,148,155,680
GRAND TOTAL						Total Pv / Pb	338,921,463				11,388,299	38,206,180	1,413,236,784

1 oz gold	=	31.1035	grams
1 % Cu	=	22.0460	lbs
NOTE:	1	Kupol reserves taken from Feasibility study of June 2005. Reserves are inclusive of Kupol resources. T. Garagan is the QP as defined by NI 43-101
	2	Julietta cut-off grade is reported as 8.0 g/t gold equivalent. D. Cameron is the QP as defined by NI 43-101
	3	Petrex has variable cut-off grades depending on operating shaft. B. Crowl of Gustavson Associates is the QP as defined by NI 43-101
		Petrex Reserves stated at a Rand / kg rate of 98,380 based on $450 gold and a 6.8 Rand / US $ exchange rate.
	4	Variable cut-off grades depending on oxide state of ore material. W. Hanson of Kinross is the QP as defined by NI 43-101
	5	Casale Reserves are inclusive of resources. L. Smith of AMEC is the QP as defined by NI 43-101.
		Casale reserve numbers based on 2005 Technical report.
		Casale reserves reported at $ 350 / ounces gold and a $0.95/lb copper price.
	6	Contained metal estimates remain subject to process recovery losses.
Resources ( Measured + Indicated) stated as Percent Ownership by Project
							Grade			Contained Metal
Project		Gold Cut- off Grade	Gold Price	Bema %	Classification	Tonnes	Gold g/t	Silver g/t	Copper (%)	Gold (oz)	Silver (oz)	Copper (lbs)

Julietta		8.0 [1]	$400	79%	Measured
		8.0 [1]	$400	79%	Indicated	172,662	19.63	183.7		108,970	1,019,815
		8.0 [1]	$400	79%	Total Meas + Indic	172,662	19.63	183.7		108,970	1,019,815
Kupol [2]		6.0	$400	75%	Measured
		6.0	$400	75%	Indicated	5,570,250	20.20	244.20		3,616,500	43,730,250
		6.0	$400	75%	Total Meas + Indic	5,570,250	20.20	244.20		3,616,500	43,730,250
Refugio - Verde		0.41	$450	50%	Measured	10,837,500	0.70			242,500
		0.41	$450	50%	Indicated	9,889,500	0.70			222,000
		0.41	$450	50%	Total Meas + Indic	20,727,000	0.70			464,500
Refugio- Pancho		0.51	$400	50%	Measured	9,768,500	0.72			226,500
		0.51	$450	50%	Indicated	10,754,000	0.70			242,500
		0.51	$450	50%	Total Meas + Indic	20,522,500	0.71			469,000

Verde + Pancho[3]		0.46	$400	50%	Measured	20,606,000	0.71			469,000
		0.46	$450	50%	Indicated	20,643,500	0.70			464,500
		0.46	$450	50%	Total Meas + Indic	41,249,500	0.70			933,500
Cerro Casale[4]		0.40	$500	24%	Measured	48,672,000	0.75		0.25	1,173,600		268,320,000
		0.40	$500	24%	Indicated	218,592,000	0.70		0.26	4,927,200		1,263,600,000
		0.40	$500	24%	Total Meas + Indic	267,264,000	0.71		0.26	6,100,800		1,531,920,000
Petrex [5]		2.0		100%	Measured	26,935,876	3.66			3,170,674
		2.0		100%	Indicated	1,891,453	4.27			259,754
		2.0		100%	Total Meas + Indic	28,827,329	3.70			3,430,428

				TOTAL	MEASURED	96,213,876				4,813,274		268,320,000
				TOTAL	INDICATED	246,869,865				9,376,924	44,750,065	1,263,600,000
				TOTAL	MEAS + INDIC.	343,083,741				14,190,198	44,750,065	1,531,920,000
1 oz gold	31.1035	grams
1 % Cu	22.0460	lbs
	1	Julietta cut-off grade is reported as 8.0 g/t gold equivalent. B. Scott is Qualified Person as defined by NI 43-101
	2	Kupol resource reported from press release of Feb8th 2006 . T. Garagan is Qualified Person as defined by NI 43-101
		Note: the resource numbers are reported from Feb 8th 2006 press release whereas the reserve numbers are from the feasibility study
		reported in the June 3rd 2005 press release.
	3	Based on Kinross reported numbers as of Feb.27, 2006. W. Hanson Qualified Person. Resources reported within a $ 450 /ounce gold pit shell.
	4	Casale resources are "INCLUSIVE " of reserves as reported last year. L. Smith of AMEC is the QP as defined by NI 43-101
	5	Qualified person for Petrex resources is B.Scott as defined by NI 43-101
	6	Contained metal estimates remain subject to process recovery losses
	7	Mined resources do not have demonstrated economic viability

Resources ( Inferred ) stated as Percent Ownership by Project
							Grade			Contained Metal
Project		Au Cut-off Grade	Gold Price	Bema %	Classification	Tonnes	Gold g/t	Silver g/t	Copper (%)	Gold (oz)	Silver (oz)	Copper (lbs)

Julietta [1]		8.0 [1]	$400	79%	Inferred	145,049	18.47	212.3		86,133	990,138
Kupol[2]		6.0	$400	75%	Inferred	2,928,000	13.70	177.0		1,285,500	16,668,750
Refugio - Verde		0.41	$450	50%	Inferred	4,617,000	0.62			92,000

Refugio- Pancho		0.51	$450	50%	Inferred	11,075,000	0.64			227,500

Verde + Pancho[3] TOTAL			$450	50%	Total Inferred	15,692,000	0.63			319,500
Cerro Casale[4]		0.40		24%	Inferred	41,088,000	0.63		0.33	837,600		303,600,000
Petrex [5]		2.0		100%	Inferred (Underground)	13,887,151	4.04			1,803,259
		1.0		100%	Inferred (Open Pit)	2,152,908	2.54			175,518
				100%	Total Inferred	16,040,059	3.84			1,978,777
Quebrada Seca				100%	Inferred	23,664,000	1.35			1,024,000

				TOTAL	INFERRED	99,557,108				5,531,510	17,658,888	303,600,000

1 oz gold	=	31.1035
1 % Cu	=	22.0460
	1	Julietta cut-off grade is reported as 8.0 g/t gold equivalent. B. Scott is Qualified Person as defined by NI 43-101
	2	Kupol resource reported from press release of Feb 8th 2006 . T. Garagan is Qualified Person as defined by NI 43-101
		Note: the resource numbers are reported from Feb 8th 2006 press release whereas the reserve numbers are from the feasibility study reported in the June 3rd 2005 press release.
	3	Based on Kinross reported numbers as of Feb.27, 2006. W. Hanson Qualified Person. Resources reported within a $ 450 /ounce gold pit shell.
	4	Casale resources are "INCLUSIVE " of reserves as reported last year. L. Smith of AMEC is the QP as defined by NI 43-101
	5	Qualified person for Petrex resources is B.Scott as defined by NI 43-101

Parameters for each Operation are as follows:

ASSUMPTIONS:

CERRO CASALE
	1	Proven/Probable reserves taken from Placer Dome Technical Services Jan 2000 Feasibility Study (using Elevated Profit Cut-Off Strategy)
	2	Gold Price
	2	Copper Price
JULIETTA
	1	Gold Price
	2	Silver Price
	3	Specific Gravity
	4	1 troy ounce = grams
	5	Gold Recovery
	6	Silver Recovery
	7	% Gold Payable
	8	% Silver Payable
	9	Gold Eq. Factor
	10	Mine recovery
KUPOL
	1	Gold Price
	2	Silver Price
	3	Specific Gravity
	4	1 troy ounce = grams
	5	Gold Recovery
	6	Silver Recovery

Note:
The Kupol resources were generated from different data than the reserves.
Kupol reserves come from the feasibility study, reported as a press release on June 3rd 2005.
Kupol resources come from the updated resource numbers reported as a press release on Feb 8th 2006.
These resources and reserves can't be directly correlated to each other. They are from different generations of data.